

Mail Stop 3561

August 27, 2008

John Delaney
President, Chief Executive Officer and Director
Hamptons Extreme, Inc.
509 S. San Clemente Street
Ventura, CA 93001

      **Re:    Hamptons Extreme, Inc.**
             **Amendment No. 1 to Registration Statement on Form S-1**
             **Filed August 13, 2008**
             **File No. 333-151148**

Dear Mr. Delaney:

      We have reviewed your filing and have the following additional comments.  Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement Cover Page

1. Please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $1.00.  Your explanation should address the fact that the $1.00 per share price was the original price paid by selling shareholders and discuss the fact that this prohibits them from making any profit on sales unless and until there is an active trading market.  Alternately, increase the fixed price and pay the additional filing fee.

Prospectus

General

2. We note your response to our prior comment 2.  Please file the lease referred to in your response as an exhibit to the registration statement with the filing of the next amendment to the registration statement.

Our Proposed Business, page 5

3. We note your response to our prior comment 6 and your revised disclosure.  Please further revise the summary.  To the extent you discuss your future plans for

operations, i.e., the design, manufacture, distribution, and marketing of surfboards and related equipment, please briefly add disclosure about the implementation, costs the source of funds (if any) and the potential timeline for implementing a plan or strategy. For instance, what would the additional $625,000 to $2,150,000 you hope to raise go towards? How much will go towards rent or blanks or epoxy resin? How much of the funds needed to become operational do you not currently have? Similarly revise your disclosure under "Description of Business," at page 20.

4. Clarify here, if true, that additional funds will be needed before you can commence operations.

5. Please advise as to what is meant by having the stock of the company "included on the OTCBB." Additionally, please disclose when you anticipate applying to have your stock listed on the OTCBB. Similarly revise your disclosure under "Our Proposed Business" at page 20 and elsewhere, as appropriate.

6. We note your disclosure that you hope to raise additional money in private equity capital if you are able to have your stock included on the OTCBB. Clarify what you plans are if you are unable to do this. Do you intend on seeking other methods of financing? If so, balance you disclosure to indicate that there can be no guarantee that you will be able to obtain financing.

Risk Factors, page 6

7. We note your response to our prior comment 23. Please advise as we were unable to locate a risk factor in this section discussing the regulatory issues which may have impacted the surfboard manufacturing industry and the extent you may be impacted by such regulations or please add one.

Risks Related to our Business, page 6

8. Please create a risk factor, with its own appropriately labeled subheading, to discuss the fact that there is no employment agreement in place which requires either Mr. Delaney or Mr. Reidy to continue to work for the company.

We intend to become subject to the periodic reporting requirements…, page 6

9. Please revise to include as a separate risk factor, with its own subheading, the risk discussed in the last paragraph of this risk factor that the officers of the company do not have any previous experience in managing a public company.

We have not conducted market studies, page 8

10. Please revise the risk factor subheading to clarify the risk discussed, which is that you have not yet determined what your costs of manufacture might be so you cannot yet determine if you can profitably manufacture and market a product.

Our Proposed Business, page 20

11. We note your response to our prior comment 13 and that you are aware of the equipment and personnel needed to achieve certain levels of production. Disclose in the filing how much financing will be needed to purchase equipment, hire personnel and the costs of raw materials before becoming operational. Also, show a timeline of what needs to be done and how much it will cost to substantiate the claim that you can begin manufacturing operations within six months of receiving financing.

Overview, page 20

12. You indicate that there is a void left by another manufacturer that left the market. It is unclear how you plan to avoid some of the obstacles faced by prior manufacturers and how much that might cost. Please revise to discuss. Please clarify that there is no guarantee that you will be able to avoid some of the obstacles that faced prior manufacturers.

Proposed Products and Services, page 21

13. Please delete the "XX,XXX" in the second sentence of this paragraph.

Planned Sales and Marketing, page 21

14. Please revise the last sentence of this paragraph as you have subsequently executed a lease for your manufacturing facility.

Government Regulation, page 22

15. We reissue our prior comment 18 in part. Please balance the disclosure in this section to indicate that you will not be able to begin operations and fill any void left by other manufacturers who shut down until you have received additional financing.

Employees, page 22

16. Please provide information in this section as of a more recent date than March 31, 2008.

Management's Discussion and Analysis or Plan of Operation, page 22

17. We reissue our prior comment 24 in part.  Please provide additional disclosure with regard to your plan of operations first for the next twelve months and, then, to the point of generating revenues.  Discuss each of your planned activities, such as listing your stock on the OTCBB, raising private equity capital, purchasing equipment, securing office space, hiring necessary personnel, signing agreements with any suppliers, designing and manufacturing your surfboards, marketing your surfboards and selling your surfboards.  For each of these planned activities, provide disclosure on each material event or step required to pursue each of these activities, including any contingencies such as raising additional funds, and discuss the manner in which you intend to conduct your business thereafter.  Disclose the estimated timetable for beginning and completing each step.  We may have additional comments after reviewing your response.

Part II. Information Not Required in Prospectus

Item 15.  Recent Sales of Unregistered Securities

18. We note your response to our prior comment 30.  Please clarify the discrepancy between this section which states that the additional 37,000 shares were issued between September 10, 2007 to December 7, 2007 and the section entitled "Selling Stockholders" on page 11 which states that all 1,037,000 shares of common stock were issued through May 22, 2008 and the section entitled "Determination of Offering Price" on page 13 which states that the 37,000 shares were issued between June 2007 and May 2008.

Item 16.  Exhibits and Financial Statement Schedules.

19. We note your response to our prior comment 1.  Please revise the reference to Form SB-2 in the first sentence of this section to refer to Form S-1.

Exhibit 5.1

20. Since you made changes to the opinion, it appears the date on the opinion should be updated.  Please revise or advise.

Age of Financials

21. Please consider the updating requirements.

Accountant's Consent

      22. Amendments should contain currently dated accountant's consents.

<center>* * * * *</center>

      As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Julie Bell at (202) 551-3574.  If you need further assistance, you may contact me at (202) 551-3210.

Regards,


Susan Block
Attorney-Advisor


cc:     Frank J. Hariton, Esq.
        Fax:  (914) 693-2963